Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

CNBC INTERVIEW

Squawk on the Street

NYSE EURONEXT CEO, DUNCAN NIEDERAUER

WEDNESDAY, February 27, 2013

CNBC: Pretty special day here on the floor. Today marks the one-year anniversary of our set, Post 9. Duncan Niederauer, the CEO of NYSE Euronext, joins us here at Post 9. Duncan, great to see you.

Duncan: Congratulations. We wanted to give you guys something to commemorate the occasion. This was a long time in the making. It’s hard to believe it’s been a year already.

CNBC: It has gone quickly. What do the optics say about all of this? I mean, it wasn’t universally applauded by some on the floor. But a year later, what’s the impact?

Duncan: Look where we are now, right? When we first did it, the area surrounding this was still in the midst of the renovation. So I think this is a great combination of the innovative space here, freshly renovated space behind, more technology. I always felt when you guys were up in the balcony there, like if this is the cold face, we were the only ones with the cold face. What we’ve done in the last six months, taking advantage of the spot. You bring the cameras right into everybody’s living room, right? It’s all about transparency. I think this gives us that opportunity. I think the naysayers are on our side now.

CNBC: In terms of great combinations, not just CNBC, and you, this combination that you’ve done, the New York Stock Exchange. The stock is up — you guys are up gigantically even after the merger was announced. That’s pretty exciting stuff.

Duncan: I think the market clearly likes the deal. To see ICE’s Stock up 20% basically since the announcement eight weeks ago, and to see the progress we’ve made already. I guess everything happens for a reason. It was the right time for both of us and it’s working out real well. The market seems to like the deal a lot.

CNBC: What’s your outlook on further exchange consolidation? There are recent reports that CME is talking, that Carlisle is approaching NASDAQ. Where will we be a year from now? Will there be fewer exchanges?

Duncan: You always think there will be. We’re in a scale industry. We’ve always known that. It does feel to me, though, Melissa, that the conversations that you’re hearing about that allegedly happened, that all feels like just a reaction to our deal. You kind of wonder if any of those conversations were to happen if we didn’t announce our transaction. I think a lot of those folks are looking for a place to go, and you’ve seen the movement in some of the stock prices that Jim just referenced. Some of those stocks are up 15%, 20% since our announcement. No apparent news other than people speculating there probably will be more consolidation. I’ve always believed it’s a scale business, I’d always believed there would be more and that’s why we’re trying again.

CNBC: Market activity, How would you characterize it year-to-date and what is the outlook for the second half?

Duncan: You guys report on it every day. It’s really a tale of two cities, right? You’ve got the market feeling great from the get-go, mutual fund inflows. You felt the market wanted to go higher in January. It carried over a little bit into February. But there’s been no follow-through really on the volume. And the other metrics you would look at — a little better on options, but in the core equity business not really. So it’s interesting. Now the question is, do things like sequestration and what’s going on in Italy right now throw us a few curveballs we don’t really need right now, so I don’t know.

CNBC: Or maybe our volume levels are down for good.

Duncan: Could be.

CNBC: People just say that’s the wave.

CNBC: You guys talked to a lot of the investors. The investors are certainly turning over their portfolios less than they were. High frequency trading has kind of moved into higher asset classes now. Maybe we have to get used to a new normal on volumes.

Duncan: Derivatives strong, the equity-business divide that up pretty good in the yields. That can work for everybody.

I think the strategy in the merger really is a divide and conquer strategy. You’ve got ICE with their expertise in derivatives. Stapling on our interest rate complex to their commodity and energy franchise gives us more time to focus on the NYSE assets here. So I’m excited about that opportunity going forward. And then the European reaction to effectively spinning out and IPO-ing the equity exchanges in Europe is positive. I think it adds up to a good equation for the time being anyway.

CNBC: How do you fight back against the perception that some of this is still cosmetic? Right? That it is still a showroom for what is being done by computers?

Duncan: Look, I realize people will continue to say that. They’ve said it since the day I got there. The first interview I did with one of your colleagues who is no longer with you, they said, in five years is it still going to be here? I want that guy back here to say to talk to me; here we are five years later. My attitude is there’s always going to be some suggestions about that. The bottom line is, Post 9 here is proving there is a lot going on. Is it quiet in the middle of the day? Sure. Are there still plenty of reasons to have this, whether it’s the open, the close, other periods of time, having the options guys about to move into the front? There’s plenty of reasons the icon’s intact and it makes a lot of sense.

CNBC: People say, Jim, I’m coming to town. Can you get me on the floor? Can you get me on the floor? It’s a repetitive thing. And why? It’s still the great face of capitalism. I’m glad to hear it’s not moving to Atlanta.

It’s not moving to Atlanta, don’t worry about it. You’ve got it so there’s a halo above my head.

Duncan: Yeah, the circle there.

CNBC: We’ve been trying to find — we put the work day symbol right behind you there, because it was the closest thing we could come to for a halo for you. Duncan, it’s been a great year.

Duncan: It’s been a good year for you guys, so congratulations.

CNBC: The landlord that you love.

Duncan: It’s a great partnership. A special shout-out to Mark Hoffman. This was really his vision; we couldn’t have done it without you guys. Thank you.

CNBC: Duncan, thanks a lot.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2014. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, neither ICE nor NYSE Euronext undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.